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                             July 22, 2020

       Frank Igwealor
       Chief Executive Officer
       Givemepower Corporation
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Givemepower
Corporation
                                                            Amendment No. 3 to
Form 10-12G
                                                            Filed July 10, 2020
                                                            File No. 000-31006

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       General

   1. You state that Alpharidge Capital, LLC, (a wholly-owned subsidiary of Givemepower)
                                                        has assets that
consists of $130,139, of which $26,122 are investment securities, and the remainder cash items.
You conclude that Alpharidge   s holdings in investment securities
                                                        consists of 20.1% of
its assets, and, therefore, that Alpharidge does not meet the definition of
investment company in Section 3(a)(1)(C). However, as we stated in our comment, Section
3(a)(1)(C) generally states that a company is an investment company if it acquires investment
securities having a value exceeding 40% of the value of its total assets (exclusive of
Government securities and cash items) on an unconsolidated basis (the
                                                           40% Test).
Accordingly, since cash and cash items are excluded from total assets when calculating the 40%
Test, it appears that Alpharidge meets the definition of investment company. If Alpharidge
meets the definition of investment company, then Givemepower also meets the
definition, because Section 3(a)(2) defines investment securities to include
 Frank Igwealor
Givemepower Corporation
July 22, 2020
Page 2
         securities issued by subsidiaries that are investment companies.

         For these reasons, the staff of the Division of Investment Management
(the    Staff   )
         believes that Givemepower and Alpharidge may be investment companies subject to regulation under the investment Company Act. Accordingly, please disclose that the Staff has informed you that both Givemepower and Alpharidge may be investment companies subject to regulation under the Investment Company Act. Please also disclose whether you intend to register under that Act and how registration will affect the operation of the company.

         If you disagree with our assessment, please provide a detailed explanation why
         Givemepower and Alpharidge are not investment companies.

Item 7. Certain Relationships and Related Transactions, and Director
Independence

2. We note your response to comment 2. We note the disclosure that "Except for the
         $41,200 zero interest loan from Goldstein Franklin Inc., there were no related party transactions during the year ended December 31, 2019 and 2018." Please update your related party transactions disclosure. In this regard, we note that your total line of credit increased to $163,201 as of March 31, 2020. Refer to Item 404(d) of Regulation S-K.
Unaudtied Consolidated Financial Statements for the Three Months Ended March 31, 2020

3. We note your response to comment 5; however, we are unable to locate the revisions referenced in your response. Please revise these interim financial statements to comply with Rule 8-03(a)(5) as it applies to the statement of stockholders' equity. Specifically, please revise your interim financial statements to include an analysis of the changes in each caption of stockholders' equity and noncontrolling interests presented in the balance sheets in a note or separate statement. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which a statement of comprehensive income is required to be filed with all significant reconciling
FirstName LastNameFrank Igwealor
       items described by appropriate captions with contributions from and distributions to
Comapany    NameGivemepower
       owners  shown separately.Corporation
                                    Refer Rules 3-04 and 8-03(a)(5) of
Regulation S-X for
       additional guidance.
July 22, 2020 Page 2
FirstName LastName
 Frank Igwealor
FirstName  LastNameFrank
Givemepower   Corporation Igwealor
Comapany
July       NameGivemepower Corporation
     22, 2020
July 22,
Page  3 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction